

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3010   May 11, 2010

Joseph J. Bianco
Chairman and Chief Executive Officer
Florham Consulting Corp.
845 Third Avenue
6th Floor
New York, NY 10022

        Re: Florham Consulting Corp.
              Amendment No. 3 to Preliminary Information Statement on
              Schedule 14C
              File No. 000-52634
              Filed April 21, 2010

Dear Mr. Bianco:

       This is to advise you that we have conducted only a limited review of your filing. Based on that limited review, we have the following comments.

General

1.   We note your response to comment 3 of our letter dated March 29, 2010. We note that you have incorporated by reference certain disclosure. Please note that you may not incorporate certain disclosure by reference if disclosure is required by Item 14. Please refer to Item 13(c) of Schedule 14A. Please revise your proxy statement, as appropriate, to include disclosure, both prior to and after the merger, which is responsive to Item 13 of Schedule 14A, for you and the target company.

2.   We note your response to comment 4 of our letter dated March 29, 2010. Please revise to provide the required disclosure, both prior to and after the merger, which is responsive to Item 14 of Schedule 14A, for you and the target company. Please note that you may only incorporate by reference information that is required by paragraph (c) of Item 14 and as permitted under Item 14(e)(1) and (2) of Schedule 14A. Please revise accordingly or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please direct any questions to Stacie Gorman at (202) 551-3585, or the undersigned at (202) 551-3233.

Sincerely,

Tom Kluck
Legal Branch Chief